08027930

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66189

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WESCOM FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 S. Marengo Avenue
(No. and Street)

Pasadena (City) California (State) 91101 (Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Pipes, President/CEO — (626) 535 1000 Ext 8610
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - if individual, state last, first, middle name)

2001 South Barrington Ave., Ste. 303 (Address) Los Angeles (City) CA (State) 90025 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Keith Pipes**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wescom Financial Services, LLC**, as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

See California Jurat with Affidavit Statement Attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

See Attached Document (Notary to cross out lines 1–6 below)
See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

______________________________ Signature of Document Signer No. 1

______________________________ Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this

25th day of February, 20 08, by
Date / Month / Year

(1) Leith Pipes
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ______________________________
Signature of Notary Public

LINDA S. TAGLE
Commission # 1785760
Notary Public - California
Los Angeles County
My Comm. Expires Dec 18, 2011

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audit Report

Document Date: 2-25-2008   Number of Pages: 1

Signer(s) Other Than Named Above: ______

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Wescom Financial Services, LLC
(A Wholly Owned Subsidiary of Wescom Holdings, LLC)
Financial Report
December 31, 2007

McGladrey & Pullen
Certified Public Accountants

TABLE OF CONTENTS

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wescom Financial Services, LLC
Pasadena, California

We have audited the accompanying statement of financial condition of Wescom Financial Services, LLC as of December 31, 2007 and the related statements of income, membership capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wescom Financial Services, LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Los Angeles, California
February 17, 2008

WESCOM FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current assets:		
Cash and cash equivalents	$	1,797,166
Accounts receivable		382,528
		2,179,694
Investment in CUSO Financial Services, LP		1,200,220
Prepaid expenses		57,734
Property and equipment		36,486
	$	3,474,134

LIABILITIES AND MEMBERSHIP CAPITAL

Current liabilities:		
Accounts payable and other liabilities	$	332,535
Membership capital		3,141,599
	$	3,474,134

The accompanying notes are an integral part of this statement.

WESCOM FINANCIAL SERVICES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues	
Commission income	$ 6,430,579
Gain on sale of CUSO Financial Services, LP units	770,503
Other income	761,444
Total revenue	7,962,526
Expenses	
Compensation and related benefits	2,010,235
Commissions	2,514,592
Clearing and execution fees	618,070
Operations	428,903
Other operating expenses and losses	71,029
Marketing and promotions	29,740
Professional and outside services	15,978
Total expenses	5,688,547
Net income	$ 2,273,979

The accompanying notes are an integral part of this statement.

WESCOM FINANCIAL SERVICES, LLC
STATEMENT OF MEMBERSHIP CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance		
December 31, 2006	$	3,867,620
Distribution to parent		(3,000,000)
Net income		2,273,979
Balance,		
December 31, 2007	$	3,141,599

The accompanying notes are an integral part of this statement.

WESCOM FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities	
Net income	$ 2,273,979
Adjustments to reconcile net income to net cash provided by operating activities:	
Equity in earnings from investment in CUSO Financial Services, LP	(251,073)
Gain on sale of CUSO Financial Services, LP units	(770,503)
Increase in accounts receivable and prepaid expenses	(72,564)
Decrease in accounts payable and other liabilities	(116,794)
Net cash provided by operating activities	1,063,045
Cash flows from investing activities	
Distribution received from CUSO Financial Services, LP	402,235
Proceeds from sale of CUSO Financial Services, LP units	1,380,000
Net cash provided by investing activities	1,782,235
Cash flows from financing activities	
Distribution to parent	(3,000,000)
Decrease in cash and cash equivalents	(154,720)
Cash and cash equivalents, beginning of year	1,951,886
Cash and cash equivalents, end of year	$ 1,797,166

The accompanying notes are an integral part of this statement.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:

Wescom Financial Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of Financial Industry Reporting Authority ("FINRA"). The Company is a wholly owned subsidiary of Wescom Holdings, LLC (the Parent) that is a wholly owned subsidiary of Wescom Credit Union. The Company was established primarily to provide brokerage services to members of Wescom Credit Union.

The Company received approval from the National Association of Securities Dealers, Inc., predecessor to FINRA, to operate as a registered broker-dealer on February 7, 2004.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer

A summary of the Company's significant accounting policies follows.

Cash and Cash Equivalents:

Cash and cash equivalents consist of non-term share deposits in Wescom Credit Union and Western Corporate Federal Credit Union, a corporate credit union. Each balance is insured by the National Credit Union Share Insurance Fund up to $100,000.

Property and Equipment:

Property and equipment is recorded at cost and is depreciated principally under the straight-line method over the estimated useful lives of the respective assets.

Revenue Recognition:

The Company receives commission income in accordance with the terms of an agreement with their clearing agent. Commission income and related expenses are recognized on a trade date basis.

Income Taxes:

Wescom Financial Services, LLC is a single member limited liability company and as such is not subject to federal and state income tax. Income or loss from the Company is passed through to its member. The Company is, however, subject to state taxes on gross receipts

Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

New Accounting Pronouncements:

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2007. The cumulative effect of applying the provisions of FIN 48, if any, will be reported as an adjustment to the opening balance of retained earnings for the fiscal year of adoption. The adoption of FIN 48 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2007. The company is currently assessing the potential effect of SFAS No. 157 on its financial position, results of operations and cash flows.

Note 2. CUSO Financial Services, LP

The company is a limited partner in CUSO Financial Services, LP, which provides broker-dealer and investment advisory services to credit unions and credit union service organizations. The company owns 12 units, which approximates a 4.81% ownership. The investment is accounted for under the equity method of accounting.

Note 3. Property and Equipment

Property and equipment are summarized as of December 31, 2007 as follows:

Automobile	$ 43,583
Accumulated depreciation and amortization	(7,097)
	$ 36,486

Note 4. Employee Benefit Plans

The Company participates in Wescom Credit Union's 401(k) pension plan that allows employees to defer a portion of their salary into the 401(k) plan. The Company matches a portion of employees' wage reductions. Pension costs are accrued and funded on a current basis. The Company contributed $216,576 to the plan for the year ended December 31, 2007.

Note 5. Related Party Transactions

The Company is charged by the parent credit union, Wescom Credit Union, for certain expense allocations, including the cost of office space and management support. These expenses, which are included in operations, totaled $144,175 for the year ended December 31, 2007.

The Company has $328,953 on deposit with Wescom Credit Union at December 31, 2007. The balance is insured by the National Credit Union Share Insurance Fund up to $100,000.

As disclosed in Note 2, the Company owns 4.81% of CUSO Financial Services, LP. Income recognized on this investment for the year ended December 31, 2007 was $251,073. A sale was made in April 2007 to sell 12 limited partner units of CUSO Financial Services, LP. The gain on sale from this investment was $770,503.

Note 6. Off Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of, and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007 the Company had net capital and net capital requirements of $1,439,631 and $22,169, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.23 to 1.

WESCOM FINANCIAL SERVICES, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
DECEMBER 31, 2007

Total membership equity from statement of financial condition		$ 3,141,599
Less non-allowable assets:		
Prepaid expenses and other assets	$ 94,220	
Investment in CUSO Financial Services, LP	1,200,220	
Accounts receivable from CUSO Financial Services, LP	382,528	
Total non-allowable assets		1,676,968
Net capital before other deductions		1,464,631
Fidelity bond deductible above minimum allowed		25,000
Net capital		$ 1,439,631
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 332,535
Computation of basic net capital requirement		
Minimum net capital required		
(Greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 22,169
Net capital in excess of minimum requirement		$ 1,417,462
Ratio of aggregate indebtedness to net capital		0.23 to 1

Statement pursuant to paragraph (d) of rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part IIA Quarterly FOCUS Report as of December 31, 2007.

WESCOM FINANCIAL SERVICES, LLC
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3
DECEMBER 31, 2007

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof

WESCOM FINANCIAL SERVICES, LLC
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3
DECEMBER 31, 2007

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Wescom Financial Services, LLC
Pasadena, California

In planning and performing our audit of the financial statements of Wescom Financial Services, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Los Angeles, California
February 17, 2008

END